Exhibit 5

Annex II

Unaudited* Special Merger Consolidated Financial Statements as of March 31, 2017.

* The special merger financial statements attached hereto were prepared to comply with local Argentine laws. Such financial statements were not audited in accordance with PCAOB Standards or US GAAS and do not comply with SEC requirements.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

UNAUDITED SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2017

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

UNAUDITED SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2017

INDEX

Special Merger Consolidated Financial Statements Position

Notes to the Special Merger Consolidated Financial Statements

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

TELECOM ARGENTINA S.A.

(Surviving company)

Legal address: Alicia Moreau de Justo 50 - Ciudad Autónoma de Buenos Aires

Main activity of the Company: the provision, directly or through third parties or associated with third parties, of ICT Services, whether fixed, mobile, wired, wireless, national or international, with or without own infrastructure, within the framework of the applicable licenses, and the provision of Audiovisual Communication Services. Provision, leasing, sale and marketing, of any kind, of equipment, infrastructure, goods and services of any kind, related or complementary to the ICT Services and Audiovisual Communication Services. Execution of works and provision of all kinds of services related to the ICT Services and Audiovisual Communication Services.

Date of registration in the IGJ:

Of the bylaws: July 13, 1990

Of the last amendment: May 23, 2017 (registration in process. Note 7.a.1)

Date of expiration of the bylaws: July 13, 2089

Controlling company: Nortel Inversora S.A.

Controlling company’s equity interest over outstanding shares and voting rights as of March 31, 2017: 55.60%

CAPITAL STOCK

as of March 31, 2017

(in Argentine pesos)

	Registered, subscribed and authorized for offering
Type of shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares of $1 argentine peso of nominal value each and entitled to one vote each:
Class “A”	502,034,299	—	502,034,299
Class “B”	466,890,558	15,221,373	482,111,931
Class “C”	234,748	—	234,748
Total	969,159,605	15,221,373	984,380,978

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

CABLEVISIÓN S.A.

(Absorbed company)

Legal address: Gral. Hornos 690 — Autonomous City of Buenos Aires

Main activity of the Company: Provision of ICT Services, be they fixed, mobile, wired, wireless, national or international services, with or without own infrastructure, and provision of Audiovisual Communication Services. Provision, lease, sale and marketing, under any title, of equipment, infrastructure, goods and services of any type, related or supplementary to TIC services and to Audiovisual Communication Services. Execution of works and provision of any class of services related to TIC Services and to Audiovisual Communication Services. Investments and Financial Transactions.

Date of registration in the IGJ:

Of the bylaws: August 29, 1979

Of the last amendment: March 14, 2017

Date of expiration of the bylaws: August 29, 2078

Controlling company: Cablevisión Holding S.A. (See Note 4.c))

Controlling company’s equity interest over capital stock and voting rights (direct and indirect) as of March 31, 2017: 60.00% (See Note 4.c))

CAPITAL STOCK

as of March 31, 2017

(in Argentine pesos)

Registered and subscribed
Type of shares	Total Outstanding shares
Ordinary shares of $10,000 argentine peso of nominal value each and entitled to one vote each:
Class “A”	960,060,000
Class “B”	239,940,000
Total	1,200,000,000

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENT POSITION
AS OF MARCH 31, 2017

(In millions of Argentine pesos)

	Column I	Column II	Column III	Column IV	Column V
	Telecom Argentina (a)	Cablevisión (a)	Reclassifications (b)	Elimination of intercompany balances and effect of stock exchange	Total combined
ASSETS
Current Assets
Cash and cash equivalents	230	638	1,625	—	2,493
Investments	185	1,931	(1,625)	—	491
Trade receivables	2,318	1,652	—	(3)	3,967
Other receivables	315	977	—	—	1,292
Inventories	13	12	—	—	25
Total current assets	3,061	5,210	—	(3)	8,268
Non-Current Assets
Trade receivables	10	—	—	—	10
Other receivables	76	313	—	—	389
Income tax assets	770	50	—	—	820
Investments	11,853	360	5,539	—	17,752
Investments in subsidiaries and associated	—	5,539	(5,539)	—	—
Goodwill	—	2,893	—	—	2,893
Property, plant and equipment (“PP&E”)	11,809	16,062	—	—	27,871
Intangible assets	402	43	—	—	445
Total non-current assets	24,920	25,260	—	—	50,180
TOTAL ASSETS	27,981	30,470	—	(3)	58,448
LIABILITIES
Current Liabilities
Trade payables	2,267	3,914	(1,104)	(3)	5,074
Deferred revenues	720	—	106	—	826
Financial Debt / Bank account and Financial Debt	30	1,018	—	—	1,048
Salaries and social security payables	1,246	—	1,104	—	2,350
Income tax payables	375	—	2,038	—	2,413
Other taxes payables/Taxes payables	172	2,331	(2,038)	—	465
Other liabilities	59	2,881	(106)	—	2,834
Provisions	244	—	—	—	244
Total current liabilities	5,113	10,144	—	(3)	15,254
Non-Current Liabilities
Deferred revenues	415	—	109	—	524
Financial Debt / Bank account and Financial Debt	—	8,392	—	—	8,392
Salaries and social security payables	174	—	—	—	174
Income tax payables	6	—	—	—	6
Other taxes payables/Taxes payables	—	4	—	—	4
Other liabilities	183	109	(109)	—	183
Provisions	817	344	—	—	1,161
Total non-current liabilities	1,595	8,849	—	—	10,444
TOTAL LIABILITIES	6,708	18,993	—	(3)	25,698

(a)         As included in the Special Merger Individual Financial Statements of each company approved by their respectives Board of Directors on June 30, 2017. See Note 2.

(b)         Reclassification of Cablevisión’s balances in order to adapt the disclosure to the criteria of the Surviving company.  See Note 2.

The accompanying notes are an integral part of this Special Merger Consolidated Statement of Financial Position.

Alejandro Alberto Urricelqui	Mariano Ibáñez
Chairman of Cablevisión S.A.	Chairman of Telecom Argentina S.A.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENT POSITION
AS OF MARCH 31, 2017

(cont.)

(In millions of Argentine pesos)

	Column I	Column II	Column III	Column IV	Column V
	Telecom Argentina (a)	Cablevisión (a)	Reclassifications (b)	Elimination of intercompany balances and effect of stock exchange	Total combined
EQUITY
Capital Stock — Outstanding shares	969	1,200	—	(15)	2,154
Inflation adjustment of capital stock — Outstanding shares	2,646	—	—	—	2,646
Capital Stock — Treasury shares	15	—	—	—	15
Inflation adjustment of capital stock — Treasury shares	42	—	—	—	42
Treasury shares acquisition cost	(461)	—	—	—	(461)
Contributed surplus	—	—	—	15	15
Legal reserve	734	240	—	—	974
Special reserve for IFRS implementation	351	43	—	—	394
Voluntary reserve for capital investments	3,191	—	—	—	3,191
Voluntary reserve for future investments	2,904	—	—	—	2,904
Voluntary reserve for future dividends payments	4,272	—	—	—	4,272
Voluntary reserve for future dividends distribution	—	151	—	—	151
Voluntary reserve for maintaining the level of capital investments and solvency of the company	—	6,747	—	—	6,747
Other comprehensive results	680	1,222	—	—	1,902
Retained earnings	5,930	1,874	—	—	7,804
TOTAL EQUITY	21,273	11,477	—	—	32,750
TOTAL LIABILITIES AND EQUITY	27,981	30,470	—	(3)	58,448

(a)         As included in the Special Merger Individual Financial Statements of each company approved by their respectives Board of Directors on June 30, 2017. See Note 2.

(b)         Reclassification of Cablevisión’s balances in order to adapt the disclosure to the criteria of the Surviving company.  See Note 2.

The accompanying notes are an integral part of this Special Merger Consolidated Statement of Financial Position.

Alejandro Alberto Urricelqui	Mariano Ibáñez
Chairman of Cablevisión S.A.	Chairman of Telecom Argentina S.A.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

NOTES TO THE SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 (*)

(In millions of Argentine pesos or otherwise expressly indicated)

INDEX

Note	Concept	Page

	Glossary of terms	6
1	Purpose of the Special Merger Consolidated Financial Statements	7

2	Basis of consolidation of the Special Merger Consolidated Financial Statements	7

3	Basis of preparation of the Special Merger Consolidated Financial Statements and significant accounting policies	8

4	Telecom Group and its Controlling Companies Corporate Reorganization and Cablevisión Reorganization	9

5	Exchange Ratio	11

6	Merger Effective Date and Conditions Precedent	13

7	Subsequent events to March 31, 2017	13

(*) By convention, the definitions used in the notes are found in the Glossary of terms.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these Special Merger Consolidated Financial Statements.

ADS: American Depositary Shares.

Cablevisión / Absorbed company: Cablevisión S.A.

CLC: Compañía Latinoamericana de Cable S.A.

CNV: “Comisión Nacional de Valores”  The Argentine National Securities Commission.

Company / Telecom Argentina / Surviving company: Telecom Argentina S.A.

CVH: Cablevisión Holding S.A.

ENACOM: The Regulatory Authority, the National Communications Agency.

ENACOM Authorization: Resolution issued by the ENACOM authorizing: i) the Merger and ii) the registration of the records, resources, assignations, permits, frequencies and authorizations held by Cablevisión and/or the companies absorbed by it under the Argentine Digital Sole License held by Telecom Argentina.

ENTel: “Ente Nacional de Telecomunicaciones” National Telecommunications Entity which operated the telecommunications system in Argentina prior to the transfer from the Argentine government to Telecom Argentina.

Final Merger Agreement: Final merger agreement to be signed between Telecom Argentina and Cablevisión for purposes of implementing this Merger, pursuant to the terms of Sections 82, 83 et seq. of the LGS and the terms of the Preliminary Merger Agreement

Fintech: Fintech Telecom LLC, Sofora’s controlling company.

Grupo Clarín: Grupo Clarín S.A.

IASB: International Accounting Standards Board.

ICT: Information and Communication Technology services: services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks. Each service is subject to its specific regulatory framework

IFRS: International Financial Reporting Standards.

IGJ: “Inspección General de Justicia” the General Agency of Corporations.

LGS: “Ley General de Sociedades” The Argentine Corporations Law No. 19,550 and amendments.

Merger: Merger by absorption of Cablevisión, as Absorbed company, by Telecom Argentina as Surviving company, pursuant and subject to the terms of Sections 82 and 83 of the LGS, and within the tax framework provided by Sections 77 et seq. of Law No. 20,628 of Income Tax and Section 105 of its regulatory Decree No.1,344/1998, and the terms of this Preliminary Merger Agreement.

Merger Effective Date: The date on which the Chairmen of the Board of Directors of the Parties execute a minute reflecting the transfer of operations, in which the following is recorded in writing: (i) Telecom Argentina has set up its technical-operational systems to assume Cablevisión’s operations and activities; and (ii) as of the Merger Effective Date the transfer of all operations and activities of the Absorbed company into Telecom Argentina is perfected because Conditions Precedent mentioned in Note 6, to which the Merger is subject, have been fulfilled.

Nextel: Nextel Communications Argentina S.R.L.

Nortel: Nortel Inversora S.A., Telecom Argentina’s controlling company.

Núcleo: Núcleo S.A.

Parties: Jointly, Telecom Argentina and Cablevisión.

Preliminary Merger Agreement: Preliminary Merger Agreement approved by the Board of Directors of Telecom Argentina and Cablevisión on June 30, 2017.

RT 26:Technical Resolution No. 26 issued by the FACPCE (Argentine Federation of Professional Councils of Economic Sciences), amended by RT 29 and RT 43.

SEC: Securities and Exchange Commission of the United States of America.

SCMA: “Servicio de Comunicaciones Móviles Avanzadas” Mobile Advanced Communications Service.

Sofora: Sofora Telecomunicaciones S.A., Nortel’s controlling Company.

Special Merger Individual Financial Statements: Special Merger Individual Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017 approved by their respective Board of Directors on June 30, 2017.

Telecom Group’s Parties: Jointly, Telecom Argentina, Personal, Nortel and Sofora.

Telecom Personal/Personal: Telecom Personal S.A., controlled Company in accordance with the LGS.

VLG: VLG Argentina LLC.

WAI: W de Argentina-Inversiones S.A.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

NOTE 1 — PURPOSE OF THE SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENTS

These Special Merger Consolidated Financial Statements have been prepared by request and only for consideration of the Board of Directors of Telecom Argentina and Cablevisión previously, and later for the Shareholders’ meeting, as regard of the merger transaction described below, and for its presentation before the respective authorities related to that merger transaction. Therefore, should not be interpreted that the companies could be operate in jointly basis, or that figures showed in the Special Merger Consolidated Financial Statements could have other purpose that mentioned above.

The proposed merger consists of the merger by absorption of Cablevisión, as an Absorbed company, by Telecom Argentina as a Surviving company, in accordance with the terms of the Preliminary Merger Agreement and subject to the terms of section 82 and 83 of the LGS, and the fiscal framework provided for in section 77 et seq. of the Income Tax Law No.20,628 and section 105 of Decree No.1,344/1998 of the Income Tax Law and, all of which ad referendum to the approval of their respective shareholders’ meetings and subject to regulatory approvals and other Conditions Precedent of the Merger mentioned in Note 6, and with effect as of the Merger Effective Date.

Pursuant to the provisions of Section 83.1 a) of the LGS, the Parties declare that the Merger agreed in the Preliminary Merger Agreement is made in order to enable them to efficiently offer, in line with the trend both at a national and international level, technological convergence products between media and telecommunications services, in a separate or independent basis, to provide voice, data, sound and image services, both fixed and wireless, in a single product or groups of products for the benefit of users and consumers of such multiple individual services. Likewise, both companies have considered that their respective operational and technical structures are highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products that the market will demand.

Resulting from the Merger and effective as of the Merger Effective Date: (i) the assets and liabilities of the Absorbed company shall be transferred in their entirety to the Surviving company, causing Telecom Argentina to acquire ownership of all rights and assets and assume all obligations and liabilities of any nature of Cablevisión including (a) those rights and liabilities that, for any reason, have not been included in the Special Merger Individual Financial Statement, including all rights, assets and liabilities arising or discovered after the end date of the Special Merger Individual Financial Statements as a result of events or activities prior to such end date; (b) those rights and liabilities of the Absorbed company arising from the relationships with its personnel, which personnel shall become directly dependent of Telecom Argentina, and whose seniority, benefits and all other acquired rights shall be respected; and (c) the licenses, records, resources, assignations, permits and authorizations of Cablevisión and/or the companies absorbed by Cablevisión and/or authorizations of any kind; (ii) Telecom Argentina shall be the successor of all activities, operations, assets, liabilities, rights and obligations of Cablevisión as of the Merger Effective Date as well as any of those that may arise from any conducts prior or subsequent thereto; (iii) Cablevisión shall dissolve without liquidation; (iv) Telecom Argentina shall increase its capital stock in an amount of Argentine pesos 1,184,528,406, through issuing 473,836,040 Class A Shares and 710,692,366 Class D Shares; those shares shall be delivered to the shareholders of Cablevisión taking into account the interest as of the date of the Preliminary Merger Agreement as well as pursuant to the Exchange Ratio established in such Preliminary Merger Agreement, which is described in Note 5; as a result, Telecom Argentina shall also introduce amendments into its Bylaws; and (v) all holders of Cablevisión shares shall be considered shareholders of Telecom Argentina as from the Merger Effective Date, including the exercise of their economic and political rights to the extent of the Exchange Ratio described in Note 5.

NOTE 2 -             BASIS OF CONSOLIDATION OF THE SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENTS

The Special Merger Consolidated Financial Statements as of March 31, 2017 have been prepared summarizing all the figures included in the Special Merger Individual Financial Statements as of March 31, 2017 of Telecom Argentina and Cablevisión, respectively, in accordance with RT 26 and its modifications,  considering Telecom Argentina as the Surviving company.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

The abovementioned Special Merger Individual Financial Statements (which have been exposed in Column I and Column II of the Special Merger Consolidated Statement of Financial Position) have been prepared summarizing all the figures on a line-by-line basis, and deleting credit and debt balances between both companies (exposed in Column IV). In addition, the necessary reclassifications in order to adequate the disclosure criteria of Cablevisión to the Surviving company criteria, have been included in Column III. Also, in Column IV is showed the effect on the Equity as a consequence of the exchange of shares resulting from the Merger, considering the Exchange Ratio proposed by the Board of Director of both companies.

As of the Effective Merger Date, the transaction will be recorded following the guidelines established in IFRS 3 “Business combination”, which establishes that, among other issues, assets and liabilities from the company that frames on the parameters defined in the standard as acquired company are measured at their respective fair values. This situation will originate differences compared with those figures resulting from the Special Merger Consolidated Financial Statements.

The information presented in the Special Merger Consolidated Financial Statements as of March 31, 2017, does not include certain complementary information, which is included in the Special Merger Individual Financial Statements of both companies as of that date, because it is not necessary for the objective of these Special Merger Consolidated Financial Statements. For this reason, these Special Merger Consolidated Financial Statements must be read in conjunction with the Special Merger Individual Financial Statements of both companies.

NOTE 3 -             BASIS OF PREPARATION OF THE SPECIAL MERGER CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation

Given its specific purpose described in Note 1, these Special Merger Consolidated Financial Statements do not include the following statements: the special income statement, the special statement of changes in equity, the special statement of cash flows or the notes and other information required by IFRS.

These Special Merger Consolidated Financial Statements are a free translation from the original Special Merger Consolidated Financial Statements issued in Spanish and filed to the CNV in Argentina and contain the same information to the original version.

These Special Merger Consolidated Financial Statements are presented in millions of pesos, so the accounting balances have been rounded. The effect of the aforementioned rounding is non-material for the Special Merger Consolidated Financial Statements taken as a whole.

The preparation of these Special Merger Consolidated Financial Statements requires the Company’s Management to use certain critical accounting estimates that could affect to the figures of the financial statements or its complementary information. Actual results could differ from those estimates.

These Special Merger Consolidated Financial Statements have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and Cablevisión (for its own or through the Surviving company) will continue their operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

These Special Merger Consolidated Financial Statements as of March 31, 2017 were approved by resolution of the Board of Directors’ meeting of each company, both held on June 30, 2017.

b)             Significant accounting policies

The Special Merger Individual Financial Statements of Telecom Argentina and Cablevisión as of March 31, 2017, that were used for the preparation of these Special Merger Consolidated Financial Statements as of the same date, have been prepared using similar accounting policies of valuation and disclosure. Any existing difference was adjusted in Column III of these Special Merger Consolidated Financial Statements, as mentioned in Note 2.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

NOTE 4 - TELECOM GROUP AND ITS CONTROLLING COMPANIES CORPORATE REORGANIZATION AND CABLEVISION REORGANIZATION

a)        Telecom Group and its controlling companies Corporate Reorganization

a.1) Amortization of Sofora shares

In March 2017, WAI offered to Sofora and Sofora accepted with the consent of Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the 140,704,640 shares issued by Sofora and owned by WAI, according to the provisions of Sections 223 and 228 of the LGS. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora, such amount being equivalent to $140,704,640, and issue in the name of WAI one or more dividend certificates (Class “A” “Bono de Goce”) evidencing WAI’s rights to dividends up to an aggregate amount of U$S 470 million minus the amounts paid to amortize the shares of Sofora owned by WAI (equivalent to U$S 8,683,596).

As of the date of issuance of these Special Merger Consolidated Financial Statements, the amortization (first and second tranche) of the ordinary shares of Sofora was completed (See Note 7.a.3)). Consequently, Fintech is the sole shareholder of Sofora.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits (ganancias realizadas y líquidas), (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a 2% annually, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of 36 months from the date of issuance or the payment of 60% of the maximum amount of dividends under the Bono de Goce and, whatever occur at last (vi) in the event that Sofora is absorbed by another continuing company of Sofora’s activities, the preference of the Class “A” Bono de Goce will remain only in respect of those shares of the continuing company that Sofora’s shareholders receive according to the expected exchange ratio of the Reorganization, so that this preference does not affect the other shareholders of the absorbing company, meaning that, in the case of the reorganization mentioned in a.2) above (the “Telecom Group’s Reorganization”), the preference for the Class “A” Bono de Goce will only be verified with respect to the Class “A” Shares of Telecom Argentina that receives Fintech and will not affect the Class “B” Shares or Class “C” Shares of Telecom Argentina.

If the Reorganization of the Telecom Group is consummated, Telecom Argentina will assume all the rights and obligations of Sofora as issuer of the Class “A” Bonos de Goce. In no event shall the dividend rights under the Class “A” Bonos de Goce affect the dividend rights of holders of Telecom Argentina Class “B” or Class “C” Shares.

a.2) The Telecom Group’s Reorganization

On March 31, 2017, each of the Board of Directors of Sofora, Personal, Nortel and Telecom Argentina approved a preliminary reorganization agreement (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, Telecom Argentina will absorb Nortel, Sofora and Personal according to the provisions of Sections 82 and 83 of the LGS, subject to the approval of their respective General Ordinary and/or Extraordinary Shareholders’ Meeting, in the case of Telecom Argentina, Personal, Nortel and Sofora, and of the Special Shareholders’ Meetings in the case of Nortel and other authorizations. After this event, the respective General Ordinary and/or Extraordinary Shareholders’ Meeting of Telecom Argentina, Personal, Nortel and Sofora approved the Telecom Group’s Reorganization (See Note 7.a.1)).

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

The effective date of the Telecom Group’s Reorganization will be since 0:00 hours of the date in which the Chairmen of the Board of Directors of the Telecom Group subscribe an operations transfer minute stating that: (i) Telecom Argentina has adapted its technical-operational systems to assume the operations and activities of Personal, Nortel and Sofora, and (ii) the transfer of the activities and operations of the absorbed companies to Telecom Argentina was finalized as the following conditions to which the Telecom Group’s Reorganization was subject were accomplished, among them, ENACOM authorizations, that Sofora’s shares belonging to WAI have been fully amortized, and that the final reorganization agreement has been signed; all subject to the corporate approvals required under the applicable regulations and the registration of the reorganization agreement and dissolution without liquidation of the companies absorbed in the IGJ.

As a consequence of the reorganization and with effect as of the date thereof: (i) the total equities of the Absorbed Companies will be transferred to Telecom Argentina to the book values of such items in the respective Special Purpose Unconsolidated Financial Statements. According to this, Telecom Argentina will acquire all rights, obligations and responsibilities of any nature of Personal, Sofora and Nortel; (ii) Telecom Argentina will be the continuing company of all Personal, Sofora and Nortel activities; (iii) Personal, Sofora and Nortel will be dissolved without liquidation; and (iv) Nortel’s shares and ADS and Sofora’s and Personal’s ordinary shares will be cancelled.

As a consequence of the Reorganization, Nortel will:

(1)             distribute a portion of its Telecom Argentina Class “A” Shares to the holders of Sofora Common Shares,

(2)             convert its remaining Telecom Argentina Class “A” Shares to Telecom Argentina Class “B” Shares,

(3)             distribute all of its Telecom Argentina Class “B” Shares (including all of its Telecom Argentina Class “B” Shares that will be converted from Telecom Argentina Class “A” Shares) to the holders of Nortel Preferred Shares, and

(4)             cancel all of its preferred Class “B” Shares and ordinary shares.

Telecom Argentina will not issue any new Class “B” Shares or Class “A” Shares in connection with the Reorganization. The Reorganization is subject to certain authorizations of ENACOM.

If the Reorganization is approved at the Shareholders’ Meetings of the Absorbed Companies and Telecom Argentina, such companies expect to enter into a final reorganization agreement (the “Final Reorganization Agreement”), which will be filed before the Argentine administrative authorities in accordance with applicable regulations.

Since it is expected that, as of the reorganization date: (i) Nortel and Sofora are holding companies with no operations or assets other than direct and indirect interests, respectively, in Telecom Argentina and (ii) Personal is a wholly-owned subsidiary of Telecom Argentina, Telecom Argentina does not expect any material changes in its Statement of Financial Position or Income Statement. The Reorganization will be accounted for under the Absorbed Companies basis of accounting, as permitted by IFRS as issued by the IASB. Under this method, assets and liabilities of the Absorbed Companies will be incorporated by Telecom Argentina at their respective book values.

As of the date of issuance of these Special Merger Consolidated Financial Statements, the Telecom Group’s Reorganization is subject to the compliance of the following conditions:

•                  approval of the Telecom Group’s Reorganization under the terms and conditions established in its Preliminary Reorganization Agreement in Nortel’s Special Shareholders’ Meetings;

•                  the signing of its Final Reorganization Agreement;

•                  the obtaining of certain ENACOM’s regulatory authorizations;

•                  that Telecom Argentina has conditioned its operational- technical systems with capacity to absorb the operations of Personal, Nortel and Sofora.

In addition, the perfection of the corporate and administrative procedures of the Telecom Group’s Reorganization is subject to the following conditions, among others: (i) to obtain the administrative consent from the CNV related to the reorganization, (ii) the registration of the Final Reorganization Agreement in the IGJ y (iii) to obtain any other authorization that could be required by other regulatory authorities (among others, the SEC).

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

b)             Cablevisión Reorganization

On March 31, 2017, Cablevisión’s Board of Directors approved its preliminary reorganization agreement between Cablevisión and Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A., Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A., pursuant to which, as of the reorganization date -first day of the following month as from the registration of IGJ (“Effective Date of Subsidiary Absorption of CV”)-, Cablevisión, as an absorbing company, will continue with the operations of Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A., Eritown Corporation Argentina S.A., Skyonline Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (The “Absorbed CV Subsidiaries”) with their corresponding operating, accounting and tax effects. As a result of the aforementioned corporate reorganization process, Absorbed CV Subsidiaries will be dissolved in advance and without liquidation and Cablevisión will assume all activities, credits, assets and all rights and obligations of the companies mentioned, existing as of the Effective Absorption Date of CV Subsidiaries, as well as those that may exist or occur due to previous or subsequent actions or activities. Cablevisión and the Absorbed CV Subsidiaries convened an extraordinary shareholders’ meeting that considered the aforementioned preliminary reorganization agreement, which has already granted the corresponding definitive reorganization agreement (See Note 7.e)).

c)              Reorganization process of Cablevisión’s controlling shareholder

At the Extraordinary Shareholders’ Meetings of CV B Holding S.A., Vistone S.A. and Southtel Holdings S.A.
—“The Direct Shareholders of Cablevisión”- and CLC held on September 28, 2016, the shareholders approved the pre-merger commitment executed between Grupo Clarín S.A. (“Grupo Clarín”), the Direct Shareholders of Cablevisión and CLC, whereby, on the effective date of the merger -October 1, 2016- Grupo Clarín, as absorbing company, continued with the operations of the “Direct Shareholders of Cablevisión” and CLC, thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Direct Shareholders of Cablevisión dissolved without liquidation and Grupo Clarín assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the effective date of the merger, or any that may exist or arise due to previous or subsequent acts or activities.

Once the public deed related to the pre-merger commitment, Cablevisión notified the ENACOM of the change in its shareholder structure, which will not entail a change of control under the provisions of Section 13 of Law No. 27,078.

On September 28, 2016, the shareholders of Grupo Clarín, approved the merger by absorption of the Direct Shareholders of Cablevisión and CLC. In addition, at such Shareholders’ Meeting, the shareholders of Grupo Clarín approved the partial spin-off for the creation of a new company domiciled in the City of Buenos Aires under the name “Cablevisión Holding S.A.”. The equity subject to the spin-off comprises the direct (upon the execution of the merger) and indirect equity interests of Grupo Clarín S.A. in Cablevisión S.A. and in GCSA Equity, LLC.

On April 27, 2017, both corporate processes (merger and partial spin-off for the creation a new company) were registered with the IGJ and as from May 1, 2017, the controlling company of Cablevisión (directly and indirectly) is CVH (See Note 7 f).

NOTE 5 — EXCHANGE RATIO

The parties have agreed to propose to their respective shareholders’ meetings the following exchange ratio of shares of common stock of Cablevisión to shares of common stock of Telecom Argentina: 1 share of common stock of Cablevisión (either a Class A Share of Cablevisión or a Class B Share of Cablevisión) for every 9,871.07005 new shares of Telecom Argentina, as applicable pursuant to the terms of the Preliminary Merger Agreement (the “Exchange Ratio”). Such ratio has been based on an amount of outstanding Telecom Argentina shares of 969,159,605 (excluding the 15,221,373 Class B Shares of Telecom Argentina repurchased by Telecom Argentina and currently held as treasury stock) and an amount of outstanding Cablevisión shares of 120,000. Any fractions or decimal numbers of shares resulting from the exchange made to any shareholder shall be paid in cash at the offices of Telecom Argentina on the day and time that shall be in turn announced for the shares exchange. Liquidation of the fractions shall be made following the procedures set forth by applicable law.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

The proposed Exchange Ratio has been determined by the Parties subject to the approval by their respective shareholders’ meetings, taking into account, among others, the value ranges resulting from the application of the following valuation methods to both companies: a) the net present value of discounted cash flows of each company; b) the valuation multiples of comparable businesses; and c)  the trade market value of the Class B Shares of Telecom Argentina and the Cablevisión shares, taking into account for the Cablevisión shares their implicit trade value incorporated in the trade market value of the Class B shares of Grupo Clarín S.A. (CVH’s predecessor) as parent company of Cablevisión.

The Exchange Ratio was considered fair from a financial standpoint, as of the date of the applicable opinion and in accordance to its terms, by two financial advisors not related to any of the companies involved. For such purpose, Telecom Argentina hired JP Morgan Securities LLC and Cablevisión hired LionTree Advisors LLC, two first tier international firms with expertise in merger transactions and a high specialization in the ICT Services (the “Independent Valuation Experts”), each of whom issued its respective Fairness Opinion on the Exchange Ratio for its consideration by Telecom Argentina’s Board of Directors, with respect to JP Morgan Securities LLC, and by Cablevisión’s Board of Directors, with respect to LionTree Advisors LLC.

For purposes of issuing their Fairness Opinions on the Exchange Ratio, the Independent Valuation Experts respectively applied the valuation methods that each of them generally applies in procedures similar to this, including, among others, the methods mentioned in a) to c) above.

Pursuant to the Exchange Ratio, the Parties have agreed to propose to their shareholders that the New Shares to be issued by Telecom Argentina be allocated to the holders of shares of common stock of Cablevisión as follows:

a)             Fintech Media LLC: pursuant to the Exchange Ratio, Fintech Media LLC should receive 169,900,857.70 shares, as a result of which the Parties have proposed that Fintech Media LLC receive 169,900,858 New Class A Shares of Telecom Argentina in exchange for 17,212 Class B shares issued by Cablevisión and held by Fintech Media LLC;

b)             CVH: pursuant to the Exchange Ratio, CVH should receive 406,757,183.55 shares, as a result of which the Parties have proposed that CVH receive 406,757,183 New Shares Class D in exchange for 41,207 shares (34,425 Class A Shares of CV and 6,782 Class B Shares of CV) issued by Cablevisión and held by CVH;

c)              VLG: pursuant to the Exchange Ratio, VLG should receive 607,870,364.75 shares, as a result of which the Parties have proposed that VLG receive 607,870,365 New Shares in exchange for 61,581 Class A Shares issued by Cablevisión and held by VLG. Such New Shares of common stock issued by Telecom Argentina shall be divided between New Class A Shares and New Class D Shares and delivered to VLG pro rata Fintech Media and CVH’s shareholdings in VLG as of the Merger Effective Date.

In addition, the Parties have agreed a mechanism of adjustment of the Exchange Ratio, according to the following terms:

(a)         to allow both Telecom Argentina and Cablevisión to distribute cash dividends to their respective shareholders prior to the Merger Effective Date, in which case any one or more cash distributions made as from the date of this Agreement and before the Merger Effective Date shall cause an adjustment of the Exchange Ratio pursuant to the following terms: (i) for purposes of calculating any Exchange Ratio adjustments, the following prices per share proportional to the Exchange Ratio shall be used as a reference: U$S 5.1591 per each outstanding share of Telecom Argentina and U$S 50,925.93 per each outstanding share of Cablevisión; (ii) the above mentioned United States dollars per share reference value to be taken into account to calculate the adjustments to the Exchange Ratio of the Company that makes a dividend distribution shall be reduced in an amount equal to the United States dollars per share amount corresponding to the dividend paid, and the Exchange Ratio shall be calculated again taking into account such lower reference value per share of the company that has made the dividend distribution. If the dividends are paid in Argentine pesos, the United States dollar’s value of such dividend shall be calculated taking into account the wholesale exchange rate pursuant to Communication A-3500 of the Argentine Central Bank published for the closing of the business day immediately prior to the date on which the applicable dividend has been made available in Argentina;

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

(b)         if any extraordinary event that significantly alters the ordinary course of business of one or both companies before the Merger Effective Date occurs, the Parties shall acknowledge such event and its effects and shall agree on the Exchange Ratio’s adjustments that may correspond,

(c)          no provisional or regular dividend distribution that may be made by Nortel Inversora S.A. or Sofora Telecomunicaciones S.A. before their merger by absorption into Telecom Argentina, even if those distributions made by Nortel Inversora S.A. or Sofora Telecomunicaciones S.A. are thereafter consented by Telecom Argentina, shall be considered the cause for an Exchange Ratio adjustment, none of the following shall be considered the cause for an Exchange Ratio adjustment (i) payment of the second installment of the dividends approved by an ordinary annual and extraordinary shareholders’ meeting of Cablevisión held on March 30, 2017 for an amount of up to U$S 50 million, which shall be paid following the date hereof; and (ii) an amount of up to U$S 50 million as dividends that Telecom Argentina may approve and pay at any time before the Merger Effective Date.

NOTE 6 — MERGER EFFECTIVE DATE AND CONDITIONS PRECEDENT

This Merger shall be effective at 0:00hours of the date on which the Chairmen of the Boards of Directors of the Parties (hereinafter, the “Merger Effective Date”) execute a minute reflecting the transfer of operations, in which the following is recorded in writing: (i) Telecom Argentina has set up its technical-operational systems to assume Cablevisión’s operations and activities; and (ii) as of the Merger Effective Date the transfer of all operations and activities of the Absorbed company into Telecom Argentina is perfected because the following conditions (the “Merger Conditions Precedent”), to which the Merger is subject, have been fulfilled:

a.              the Final Merger Agreement has been executed; and

b.              the ENACOM Authorization has been obtained.

As from the Merger Effective Date, Telecom Argentina shall continue with the Absorbed company’s operations, causing the applicable operative, accounting and tax effects. As of such date, all assets and liabilities of Cablevisión, as Absorbed company, including recordable assets, rights and obligations, shall be incorporated into Telecom Argentina, as Surviving company and successor.

NOTE 7 — SUBSEQUENT EVENTS TO MARCH 31, 2017

a)                 Relevant events related to the Telecom Group’s Reorganization

a.1) Ordinary and/or Extraordinary Shareholders’ Meetings of Telecom Argentina, Personal, Nortel and Sofora

The Telecom Group’s Reorganization and the following documents were approved in the Ordinary and/or Extraordinary Shareholders’ Meetings of Telecom Argentina and Telecom Personal both held on May 23, 2017 and in the Extraordinary Shareholders’ Meetings of Nortel and Sofora both held on May 22, 2017:

i.                  Special-Purpose Unconsolidated Financial Statements of each respective company as of December 31, 2016.

ii.               Special-Purpose Combined Financial Statements as of December 31, 2016 of Sofora, Nortel, Telecom Argentina and Telecom Personal.

iii.            The Preliminary Reorganization Agreement held on March 31, 2017.

Additionally, in the Ordinary and Extraordinary Shareholders’ Meetings of Telecom Argentina, approved:

i.                  The conversion of up to 161,039,447 Telecom Argentina’s Class “A” Shares, of nominal value one Argentine peso and one vote each ,in the same quantity of Class “B” Shares, of nominal value one Argentine peso and one vote each, to be delivered to Nortel’s Preferred “B” Shares, as explained in Section 4 of the related Preliminary Reorganization Agreement; and

ii.               The modification of the following Sections of the Bylaws:

a.              Section 4°: To establish a dynamic procedure for the conversion of shares representative of the capital stock of a Class to another Class with equal political and patrimonial rights; and

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

b.              Section 5: To allow the total or partial amortization of integrated shares in accordance with Section 223 of the LGS and enable the issuance of “Bonos de Goce” as provided in Section 228 of the aforementioned Law.

iii.            The elimination of Section 9 of the Bylaws, which contains limitations to the transfer of Class “A” Shares, which will be effective as of the date on which the ENACOM authorizes the dissolution of Nortel as a result of the Reorganization of the Telecom Group and the distribution to the holders of Nortel’s Class “B” Preferred Shares of a portion of Telecom Argentina’s Class “A” Shares by converting them into Class “B” Shares of Telecom Argentina in accordance with the provisions of the corresponding preliminary reorganization agreement.

Finally, the Shareholders’ Meetings of Telecom Personal, Nortel and Sofora approved the dissolution without liquidation of each company, respectively, for the cause provided in Section 94 subsection 7 of the LGS as a result of its incorporation to Telecom Argentina due to the Reorganization of the Telecom Group.

a.2) Presentations before the ENACOM of the Authorizations required and provided in the Preliminary Reorganization Agreement

Within the framework of the Telecom Group’s Reorganization, the companies involved have requested to the ENACOM the following authorizations provided in the preliminary reorganization agreement:

1.              Authorization from the ENACOM (requested on March 30, 2017) for the purpose of releasing shares that were part of the second amortization tranche of Sofora’s common shares (owned by WAI, representative of 15% of Sofora’s capital stock) of the allocation to shares of the investment consortium for the acquisition -in the process of privatization of ENTel- of the Sociedad Licenciataria Norte (currently Telecom Argentina) in accordance with Decree No. 62/90 dated January 5, 1990 and the terms of such privatization and Resolution No. 111/2003 issued by the National Secretary of Communications on December 10, 2003.

2.              Authorization from the ENACOM (requested on May 17, 2017) for the dissolution of Nortel as a result of the Telecom Group’s Reorganization and the distribution to the holders of Nortel’s Preferred “B” Shares of a portion of Telecom Argentina’s Class A Shares through its conversion to Telecom Argentina Class “B” Shares pursuant to the corresponding preliminary reorganization agreement.

3.              Authorization from the ENACOM (requested on May 17, 2017) for the transfer to Telecom Argentina, as a result of the Telecom Group’s Reorganization, of all licenses for the provision of ICT Services and the records of ICT Services, together with the corresponding frequency use permissions, which were granted or timely awarded to Telecom Personal.

On June 16, 2017, ENACOM authorization mentioned in point 1 of this Note was granted by Resolution No. RESOL-2017-5120-APN-ENACOM#MCO, allowing the amortization of the second tranche of the ordinary shares of Sofora described above.

As of the date of issuance of these Special Merger Consolidated Financial Statements, the procedures mentioned in points 2 and 3 are in progress and awaiting a favorable resolution from the ENACOM.

a.3) Amortization of ordinary shares of Sofora

First tranche

On May 23, 2017 the first tranche of the ordinary shares of Sofora owned by WAI (74,749,340 ordinary shares) was amortized, representative of 17% of Sofora’s capital stock. As a result of the mentioned amortization:

i.                  Sofora paid $74,749,340 to WAI and issued a Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of U$S 245,036,017, and

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

ii.               The members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora appointed by WAI presented their resignations. In the case of Telecom Argentina, the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017, in its second tranche of deliberations held on June 6, 2017, appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina.

Second tranche

As a result of obtaining the authorization of ENACOM mentioned in a.2), on June 22, 2017, the second tranche of the ordinary shares of Sofora owned by WAI (65,955,300 shares) representing 15% of Sofora’s capital stock before the first tranche of ordinary shares, was amortized. As a result of this amortization, Sofora paid $65,955,300 to WAI and issued a Class “A” Bono de Goce on behalf of WAI which granted to them the right to dividends in the amount of U$S 216,280,387.

b)                 Dispositions of the General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina

The General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2017 considered, among other matters, the following:

1.              To approve the Annual Report and the financial statements of Telecom Argentina as of December 31, 2016;

2.              To allocate to the “Voluntary Reserve for Future Dividends Payments” an amount of $3,975 (total amount of Telecom Argentina’s Retained earnings as of December 31, 2016);

3.              The partial withdrawal of the “Voluntary Reserve for Capital Investments”, for an amount of $2,730 and increase the “Reserve for Future Cash Dividends”; and

4.              The total withdrawal of the “Voluntary Reserve for Future Investments”, for an amount of $2,904 , and increase the “Reserve for Future Cash Dividends”.

c)         ENACOM Resolution No. 3,687-E/17— On-demand spectrum allocation

ENACOM Resolution No. 3,687-E/17, published in the Official Bulletin on May 12, 2017, provided the call for the on-demand frequency allocation of the 2,500 to 2,690 MHz radioelectric spectrum, stating the procedure, obligations and compensations to be fulfilled by the Mobile Communications Service providers who qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

The Resolution provided to group the frequency channels to be allocated in three (3) Lots: two (2) Lots of 30 MHz, containing three (3) frequency channels in the FDD mode each, and one (1) Lot of 40 MHz, containing two (2) frequency channels in FDD mode and four (4) frequency channels in TDD mode, according to the channeling provided in ENACOM Resolution No.1,034-E/17 and its amendment (ENACOM Resolution No.1,956-E/17). According to the characteristics of the 2,500 to 2,690 MHz band, the authorization of use of the frequency channels that integrate each Lot must be issued by each locality.

On May 24, 2017, Personal filed to ENACOM the Envelope with its On-demand Allocation Request, according to the provisions of Resolution No. 3,687-E/17.

On June 2, 2017, ENACOM announced four bidders in the opening auction session: (Telefónica Móviles Argentina S.A. (“TMA”), AMX Argentina S.A. (“AMX”), Personal and Telecentro S.A. (“Telecentro”). Attending to the observations made by the bidders, it was decided to adjourn the session so that, within 10 days, the ENACOM could treat the mentioned observations, setting June 16, 2017as the new date for the auction session reopening.

ENACOM Resolution No. 4,767 E/17 issued on June 12, 2017, provided that Telecentro did not meet the requirements to be considered a qualified bidder, in accordance with the provisions of Section 2 of ENACOM Resolution No. 3,687 E/17, as it is not a current provider of mobile communications services, according to the provisions of Section 3 of Decree No.798/16. As a result, its request for on-demand spectrum allocation was rejected.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

On June 16, 2017 the auction session reopening was performed, with the participation of TMA, AMX and Personal, resulting TMA applying for Lot A, AMX applying for Lot B, and Personal applying for Lot C, thus resolving the observations made by the bidders at the opening auction session held on June 2, 2017.

As of the date of issuance of these Special Merger Consolidated Financial Statements, the process is pending of approval and of the occurrence of the administrative acts that assign to each lender the requested Lot and authorize it use, for the provision of the SCMA, in the requested localities.

d)                  Purchase of TUVES Paraguay S.A.

On October 4, 2016, the Board of Directors of Núcleo S.A. (“Núcleo”), controlled company indirectly by Telecom Argentina, authorized the execution of the shares purchase option that TU VES S.A. (Chile) granted to Núcleo in order to acquire the controlling interest in TUVES Paraguay S.A. (“Tuves”).

On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which is subject to the approval of the “Comisión Nacional de Telecomunicaciones del Paraguay” (“CONATEL”).

On April 11, 2017, by Resolution No.460/2017 of CONATEL’s board of directors authorized TU VES S.A. (Chile) to transfer to Núcleo 350 shares of Tuves which represent 70% of its capital stock.

Through this authorization, on June 30, 2017 Núcleo acquired the respective shares.

Tuves’ main activity is the provision of telecommunications services and the provision of services of distribution of audio and television signals direct to home in the Republic of Paraguay.

e)                  Subsequent events related to Cablevisión’s Reorganization

On May 17, 2017, at the General Extraordinary Shareholders’ Meeting of Cablevisión the shareholders unanimously decided to approve the merger of Cablevisión (in its capacity as absorbing company) with its subsidiaries Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A., Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (in their capacity as absorbed subsidiaries of Cablevisión). Under the above-mentioned corporate reorganization process, before the closing of this fiscal year, at the effective date of the reorganization as it was reestablished at this Shareholders’ Meeting, all the assets and liabilities, including the assets subject to registration, the rights and obligations that belong to the absorbed companies will be deemed to have been incorporated to the equity of Cablevisión, in its capacity as absorbing company and successor. The absorbed subsidiaries of Cablevisión will be dissolved without liquidation, and Cablevisión will continue with the operations of the absorbed subsidiaries of Cablevisión.

f)                   Subsequent events related to the reorganization of Cablevisión’s controlling company

On May 2, 2017, Cablevisión received a communication sent by Grupo Clarín and CVH whereby the two companies informed Cablevisión that, pursuant to the spin-off and incorporation process initiated by Grupo Clarín, with effective as from May 1, 2017, Grupo Clarín’s participation in Cablevisión was allocated to CVH (the “Spin-off and Incorporation”). As a result, the Cablevisión ‘s Board of Directors proceeded to take account of the Spin-off and Incorporation and decided the issuance of the shares, whereby CVH became the holder of 34,425 Class “A” shares and 6,782 Class “B” shares.

The following table shows the Cablevisión’s shareholders. The principal shareholders of Cablevisión do not have different or preferred voting rights with respect to the shares owned by them.

Shareholders	Shares	%
CVH (1)	34,425	28.7
VLG Argentina, LLC (1)(3)	61,581	51.3
Fintech Media LLC (2)	17,212	14.3
CVH (2)	6,782	5.7
Total	120,000	100.0

(1)                 Class A shares.

(2)                 Class B shares.

(3)                 CVH owns 50% of VLG Argentina LLC

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

g)                 Requested from Nextel of a change of attribution of part of the spectrum to the ENACOM

On June 22, 2016, Nextel made a filing with the ENACOM in order to request authorization for direct and indirect share transfers that would imply a direct and/or indirect change of control in favor of Nextel, pursuant to Section 13 of Law No. 27,078, with respect to the licensees of telecommunication services listed below:

•                  Fibercomm S.A.

•                  Trixco S.A.

•                  Callbi S.A.

•                  Infotel S.A.

•                  Skyonline de Argentina S.A.

•                  Netizen S.A.

•                  Eritown Corporation Argentina S.A.

Within the required term, on January 6, 2017, the ENACOM issued Resolution No. 111/2017, which under Section 1 authorizes the share transfers mentioned above.

The filing made on June 22, 2016 also included a request to change the allocation of a portion of the spectrum that corresponds to the licensees acquired by Cablevisión in order to render 4G services, which was not addressed in ENACOM Resolution No. 111/2017.

Notwithstanding the foregoing, taking into consideration the new regulations provided under Decree No. 1,340/16 and Resolution No. 171/2017 issued by the Ministry of Communications, Nextel reformulated the original request in accordance with the new effective regulations, thus initiating a new administrative file. In this last filing, Nextel finally requested:

•                  The beginning of a refarming process with economic compensation as provided under Resolution No. 171/2017;

•                  The authorization of the agreements executed by Nextel with the licensees acquired by Cablevisión to operate the services registered by Nextel with the portion of the spectrum allocated to those licensees to render their respective services;

•                  The approval of the registration by Nextel of the SCMA; and,

•                  The authorization of the change that would allow that Cablevisión:

•                  To change the allocation and channeling on a primary basis of the 905-915 MHz and 950-960 MHz bands to render advanced mobile communication services at national level with primary status; and,

•                  To enhance the allocation of the frequency bands and change the channeling of the 2500 MHz band to the 2690 MHz band to render SCMA at national level with primary status.

By means of Resolution ENACOM No. 1,033/2017, the ENACOM provided for the use of the frequency bands between 905 and 915 MHz and between 950 and 960 MHz for the rendering of the SCMA and by means of Resolution ENACOM No. 1,034/2017, the ENACOM provided for the use of the frequency band between 2500 and 2690 MHz for the provision of SCMA, in addition to the current services when their coexistence is possible.

By means of Resolution ENACOM No. 1,299/2017 approves the project for Refarming with Economic Compensation, filed by that company to provide SCMA in the frequencies that had been subject to change in allocation pursuant to ENACOM Resolutions No. 1,033 and 1,034/2017.

In addition, the register of the SCMA in charge of Nextel in the Registry of Services and the authorization to use the mentioned frequencies were established.

In the same resolution act and as part of the authorization, additional Obligations of Coverage are imposed to Nextel.

TELECOM ARGENTINA S.A. (Surviving company)

CABLEVISIÓN S.A. (Absorbed company)

Also, two obligations are established that must be fulfilled prior to the beginning of the provision of the SCMA service: (i) the return of the proposed radio spectrum; and (ii) the creation of a guarantee issued in favor and in satisfaction of ENACOM for an amount equivalent to the value of the radioelectric spectrum subject to return.

The Resolution also orders that Nextel shall post a performance bond to guarantee the obligations and responsibilities undertaken by that company to be issued in favor and to the satisfaction of the ENACOM for the amount and under the terms that shall be set forth in the contract to be executed with the ENACOM. That contract shall establish, in addition to the economic compensation to be paid by Nextel, the terms, conditions, goals, obligations and other matters inherent to the rendering of the SCMA authorized by that agency to which Nextel shall be bound.

On April 12, 2017, Nextel executed with the ENACOM the above-mentioned agreement. On April 28, 2017, pursuant the agreement executed with the ENACOM, Nextel transferred to that agency the “economic compensation” of $478,240,214, established by the ENACOM on April 26, 2017. In another agreement also executed on April 12, 2017, Nextel accepted and expressly consented to the authorization granted to the chairman of the ENACOM to decide on, within a term of 2 years as from the date of the agreement, the replacement with economic compensation -to be borne by Nextel- of certain channels of the 2500-2690 MHz frequency bands for frequencies in other bands, as established under Article 7 of ENACOM Resolution No. 1,034/2017.

Moreover, on May 5, 2017, the contractual guarantee policies were submitted before the ENACOM, in order to guarantee: (i) compliance with the coverage obligations in the localities ordered by the ENACOM; and (ii) the return of committed radio spectrum.

By Resolution No. 3,909-E/2017 published on May 24, 2017, the ENACOM decided to proceed to register the agreements described in the previous paragraph.

Alejandro Alberto Urricelqui	Mariano Ibáñez
Chairman of Cablevisión S.A.	Chairman of Telecom Argentina S.A.